

August 26, 2013

<u>Via E-mail</u>
Mr. Robert J. Devers
Chief Financial Officer
Enservco Corporation
501 South Cherry St., Ste. 320
Denver, CO 80246

     Re: Enservco Corporation
           Form 10-K for the fiscal year ended December 31, 2012
           Filed March 28, 2013
           File No. 0-09494

Dear Mr. Devers:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 2</u>

<u>Dependence on One or a Few Major Customers, page 11</u>

1.   We note that you have not identified your two customers who each represent greater than 10% of your consolidated revenues and whose loss could have a material adverse effect on your results of operation. Please expand your disclosure to identify these customers.

<u>Management's Discussion and Analysis of Financial Condition and</u>
<u>Results of Operation, page 35</u>

2.   Please expand your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss the causes and

effects of debt and equity financings on your continuing and expanding operations. In this regard, we note your disclosure at page 53 that your ability to fund operating cash flow shortfalls, fund capital expenditures, and make acquisitions will depend on your operating performance and the availability of equity and debt financings.

Liquidity and Capital Resources, page 50

3.   We note your disclosure that at December 31, 2012 you had approximately $2.8 million available under your revolving credit facility. Please disclose how interest rates are calculated and any material covenants.

Exhibits

4.   Please file the employment agreement with Mr. Peitz as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (212) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief